                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*


                       HOSPITAL STAFFING SERVICES, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   440900108
                                (CUSIP Number)


                             Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                           Heartland Advisors, Inc.
                            790 N. Milwaukee Street
                             Milwaukee,  WI  53202
                                 414-347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 7, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   440900108        13D


1.  NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HEARTLAND ADVISORS, INC.
     #39-1078128


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                       (a)  [      ]
                                       (b)  [      ]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS  (See Instructions)
     00


5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                            [      ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     WISCONSIN, U.S.A.


     NUMBER OF              7.  SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 0
     OWNED BY
       EACH                 8.  SHARED VOTING POWER
     REPORTING              None
      PERSON
       WITH
                            9.  SOLE DISPOSITIVE POWER

                                0

                            10.  SHARED DISPOSITIVE POWER
                            None


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions).


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%


14. TYPE OF REPORTING PERSON (See Instructions)
      IA

CUSIP No. 440900108          13D


Heartland Advisors, Inc. (HAI) hereby amends, as set forth below, its Statement on Schedule 13D filed on March 12, 1998 (the "Statement") relating to the Shares of Hospital Staffing Services, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

The response to Item 5 is amended and restated in its entirety as follows:

     (a), (b), and (d) Not applicable

     (c) Since filing the Statement, HAI effected the following transactions on behalf of the Accounts, all of which were open-market sale transactions:

      Date of Transaction         No. of Shares         Price per Share
      -------------------        --------------         ---------------

            5/5/98                29,000 Shares             $0.0819
            5/7/98                50,000 Shares             $ 0.015
            5/7/98                71,000 Shares             $ 0.015
            5/7/98                 6,000 Shares             $ 0.015
            5/7/98                 9,300 Shares             $ 0.015
            5/7/98               100,000 Shares             $ 0.015
            5/7/98                22,500 Shares             $ 0.015
            5/7/98                15,000 Shares             $ 0.015
            5/7/98                10,000 Shares             $ 0.015
            5/7/98                45,000 Shares             $ 0.015
            5/7/98                59,000 Shares             $ 0.015
            5/7/98                45,500 Shares             $ 0.015
            5/7/98                34,000 Shares             $ 0.015
            5/7/98                38,000 Shares             $ 0.015
            5/7/98                60,000 Shares             $ 0.015
            5/7/98                 3,000 Shares             $ 0.015
            5/7/98               121,000 Shares             $ 0.015
            5/7/98                19,000 Shares             $ 0.015
            5/7/98                11,500 Shares             $ 0.015
            5/7/98                84,000 Shares             $ 0.015
            5/7/98               110,000 Shares             $ 0.015
            5/7/98               625,658 Shares             $ 0.015

To the best knowledge of HAI, none of the persons named in Schedule A hereto has effected any transaction in Shares since filing the Statement.

     (e) HAI ceased to be the beneficial owner of more than five percent of the Shares on May 7, 1998.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  May 12, 1998

                                   HEARTLAND ADVISORS, INC.

                                   By: PATRICK J. RETZER
                                       Patrick J. Retzer
                                       Senior Vice President/Treasurer